UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	January 18, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM REPORTS EVENT CONCERNING ITS SUBSIDIARY IN KAZAKHSTAN

Moscow and New York (January 18, 2005) – Below is an English translation of a Russian language press release issued today by KaR-Tel, a wholly owned indirect subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), which operates in Kazakhstan:

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KaR-Tel Reports Receipt of an Order to Pay from the Savings Deposit Insurance Fund of the Republic of Turkey

Almaty (January 18, 2005) – KaR-Tel today announced that it received an “order to pay” that was purportedly issued by the Savings Deposit Insurance Fund of the Republic of Turkey (the “Fund”). The order, dated as of October 7, 2004, was delivered to KaR-Tel last week by the Bostandykski Regional Court of Almaty. The order states that KaR-Tel owes “debt to the Treasury” in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira which became effective as of January 1, 2005). The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Treasury and the term for payment is May 6, 2004. Yesterday, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. In addition, yesterday KaR-Tel also delivered a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey.

Konstantin Markov, General Director of KaR-Tel, stated, “We do not understand the nature or the grounds of the order as we believe that KaR-Tel does not have any obligations owing to the Turkish Government. 60% of KaR-Tel was previously owned by two Turkish entities. In November 2003, based upon Kazakh court decisions, including a decision of the Supreme Court of Kazakhstan, the interests of the Turkish entities were mandatorily redeemed for their nominal value by KaR-Tel. We believe that this order of the Fund is completely without merit and intend to defend our rights vigorously.”

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VimpelCom Reports Event Concerning Its Subsidiary In Kazakhstan

VimpelCom, through indirect subsidiaries, acquired 100% of KaR-Tel in September 2004 for $350 million plus the assumption of approximately $75 million in debt, based on VimpelCom’s assessment at the time of the closing of the acquisition. As previously disclosed, just prior to its acquisition of KaR-Tel, VimpelCom received letters from the two Turkish entities whose shares had been mandatorily redeemed, stating among other things that their respective managements had been taken over by the Fund. As of September 30, 2004, KaR-Tel accounted for approximately 3.3% of VimpelCom’s consolidated subscriber base.

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Bee Line GSM” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements of belief about potential debt that may be owed by KaR-Tel. There can be no assurance that VimpelCom and/or KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds, including that the above-mentioned petitions were filed in a valid and otherwise timely manner in accordance with applicable legal requirements) or that they will not be required to pay amounts owed in connection with the order from the Fund or on the basis of other claims made by authorities from the Republic of Turkey. The adverse resolution of this matter, and any others that may arise, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Form 6-K dated October 19, 2004 (www.vimpelcom.com/investor/sec/inf29.html) regarding VimpelCom’s acquisition of KaR-Tel and its relationships with KaR-Tel’s former Turkish shareholders, the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments with respect to the Fund order or any other matter.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	(212) 850-5600
vgoldin@vimpelcom.com	mpolyviou@fd-us.com